Exhibit 99.1

GREAT PANTHER SILVER LIMITED
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and relates to the results of voting at the Annual General and Special Meeting of the shareholders of the Company held on June 26, 2014.

Total Shares represented at the meeting:	74,242,703 (53.42%)
Total Issued and Outstanding Shares as at Record Date:	138,987,710

MATTERS VOTED UPON		VOTING RESULTS
1.	Number of Directors	For	Against
	Setting the number of directors at six	71,794,902 (97.20%)	2,067,027 (2.80%)

The number of directors was set at six.
2.	Election of Directors	For	Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
	Robert A. Archer	29,729,278 (98.50%)	454,075 (1.50%)
	R.W. (Bob) Garnett	29,679,479 (98.33%)	503,874 (1.67%)
	Kenneth W. Major	29,688,235 (98.36%)	495,118 (1.64%)
	John Jennings	29,627,097 (98.16%)	556,256 (1.84%)
	W.J. (James) Mullin	29,584,177 (98.01%)	599,176 (1.99%)
	Jeffrey R. Mason	29,589,732 (98.03%)	593,621 (1.97%)
Each of the six nominees proposed by management was elected as a director of the Company.
3.	Appointment of Auditors	For	Withheld
	The appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company and authorizing the directors to fix their remuneration.	71,919,100 (96.87%)	2,323,342 (3.13%)
KPMG LLP, Chartered Accountants, was appointed as auditors of the Company and the directors were authorized to fix their remuneration.

4.	Restricted Share Unit and Deferred Share Unit Plan	For	Against
	Approval of Restricted Share Unit and Deferred Share Unit Plan	10,422,690 (34.53%)	19,760,663 (65.47%)
The Restricted Share Unit and Deferred Share Unit Plan was not approved.

DATED this 27th day of June, 2014.

GREAT PANTHER SILVER LIMITED

By:           “Jim Zadra”
Jim Zadra
Chief Financial Officer & Corporate Secretary